

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 17, 2008

Mr. Allen V. Ambrose
President and Chief Executive Officer
Minera Andes Inc.
111 E. Magnesium Road, Suite A
Spokane, WA 99208

> **Re: Minera Andes Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 40-F/A2 for Fiscal Year Ended December 31, 2007**
> **Filed October 16, 2008**
> **Response Letter Dated August 29, 2008**
> **File No. 000-22731**

Dear Mr. Ambrose:

We have completed our review of your Form 40-F and related filings, and have no further comments at this time.

Sincerely,

Christopher J. White
Branch Chief